----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                            OMB APPROVAL
|F  O  R  M   4|                                       WASHINGTON, D.C. 20549                           OMB Number         3235-0287
----------------                                                                                        Expires:   December 31, 2001
[x] Check this box if no longer             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Estimate average burden
    subject to Section 16.  Form 4                                                                      hours per response       0.5
    or Form 5 obligations may
    continue.  See Instruction 1(b).

                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                               Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                      Section 30(f) of the Investment Company Act of 1940
   (Print or Type Responses)
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
|1.Name and Address of Reporting Person  |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all applicable)         |
|                                        |                                                |                                        |
|  Bev Partners, L.P.                    |        RailAmerica, Inc. (RAIL)                |    Director           X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|    (Last)      (First)     (Middle)    |3.IRS or Identification|4.Statement for Month/  |    Officer               Other         |
|                                        |  No. of Reporting     |  Year                  |---(give title below) ---(Specify below)|
|                                        |  Person               |                        |                                        |
|  350 Park Avenue, 11th Floor           |  (Voluntary)          |                        |                                        |
|                                        |                       |       May 2001         |   -------------------------------      |
|----------------------------------------|                       |------------------------|----------------------------------------|
|      (Street)                          |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|                                        |                       |                        | X  Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|                                        |                       |                        |    Form filed by More than One         |
|  New York,    New York      10022      |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|  (City)         (State)     (Zip)                                                                                                |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security     |2.Transac-  |3.Trans-     |4.Security Acquired (A) or    |5.Amount of      |6.Owner-    |7.Nature of     |
|  (Instr. 3)            |  tion Date |  action     |  Disposed of (D)             |  Securities     |  ship Form:|  Indirect      |
|                        |(Mon/Day/Yr)|  Code       |  (Instr. 3, 4 & 5)           |  Beneficially   |  Direct (D)|  Beneficial    |
|                        |            |  (Instr. 8) |                              |  Owned at End of|  or        |  Ownership     |
|                        |            |-------------|------------------------------|  Month          |  Indirect  |  (Instr.4)     |
|                        |            | Code |  V   |  Amount   |(A)|              |(Instr. 3 and 4) |  (I)       |                |
|                        |            |      |      |(See Note) |(D)|  Price       |                 |  (Instr. 4)|                |
|------------------------|------------|-------------|-----------|---|--------------|-----------------|------------|----------------|
|                        |            |      |      |           |   |              |                 |            |                |
| Common Stock           |            |      |      | See Attached Schedule A      |    2,025,801    |     D(1)   |
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Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.               (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v)

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

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| FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (See Note 2)           |
|                                            (e.g., puts, calls, warrants, options, convertible securities)                        |
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of       |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10.    |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative      |Exercisable|  of Underlying      |Derivative|  of      |Owner- |   of     |
|Security  |Exercise |Date |  Code   |  Securities      |and        |  Securities         |Security  |Derivative|ship   |Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or |Expiration |  (Instr. 3 and 4)   |(Instr. 5)|Securities|Form of|Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D) |Date       |                     |          |Benefi-   |Deri.  |Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4    |(Month/Day/|                     |          |cially    |Sec.   |(Instr. 4)|
|          |Security |     |         |   and 5)         |   Year)   |                     |          |Owned at  |Dir.(D)|          |
|          |         |     |         |                  |-----------|---------------------|          |End of    |or Ind.|          |
|          |         |     |         |                  |     |     |          |Amount or |          |Month     |(I)    |          |
|          |         |     |---------|------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|(Instr.|          |
|          |         |     |Code | V |   (A)   |  (D)   |Exer.|Date |          |Shares    |          |          |4)     |          |
|----------|---------|-----|-----|---|---------|--------|-----|-----|----------|----------|----------|----------|-------|----------|
|          |         |     |     |   |         |        |     |     |          |          |          |          |       |          |
|----------|---------|-----|-----|---|---------|--------|-----|-----|----------|----------|----------|----------|-------|----------|
|          |         |     |     |   |         |        |     |     |          |          |          |          |       |          |
|----------|---------|-----|-----|---|---------|--------|-----|-----|----------|----------|----------|----------|-------|----------|
|          |         |     |     |   |         |        |     |     |          |          |          |          |       |          |
|----------|---------|-----|-----|---|---------|--------|-----|-----|----------|----------|----------|----------|-------|----------|
|          |         |     |     |   |         |        |     |     |          |          |          |          |       |          |
|----------|---------|-----|-----|---|---------|--------|-----|-----|----------|----------|----------|----------|-------|----------|
|          |         |     |     |   |         |        |     |     |          |          |          |          |       |          |
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
(1) Bev Partners, L.P. is managed by EGS Management L.L.C., a registered investment advisor. EGS Management L.L.C. is both a general partner and a limited partner of Bev Partners, L.P.

** Intentional misstatements or omissions of facts constitute Federal       September 17, 2001          /s/  William Ehrman
   Criminal Violations.                                                    --------------------    ---------------------------------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                         Date             By EGS Management,L.L.C.,
                                                                                                      General Partner
Note:  File three copies of this Form, one of which must be manually                               By William Ehrman, Managing
       signed.  If space is insufficient,                                                             Member
       see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
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                                   Schedule A


Trade Date              Transaction Type          Quantity       Price Per Share

5/23/2001                    BUY                   11,600             12.52
5/24/2001                    BUY                   10,300             12.81
5/31/2001                    BUY                   36,100             13.22
5/29/2001                    BUY                   54,553             12.92
5/30/2001                    BUY                    8,400             13.04
5/31/2001                    BUY                   12,066             13.22